EXHIBIT 99.1

News Release

For Immediate Release	Date: November 5, 2026
26-27-TR

Teck Releases North America Truth and Reconciliation Action Plan

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) has released its North America Truth and Reconciliation Action Plan, setting measurable commitments to respond to Indigenous priorities, strengthen relationships with Indigenous Peoples, and integrate Truth and Reconciliation as a guiding framework for our activities across North America.

Grounded in respect and transparency, Teck shares this action plan with a commitment to:

•	Reflect honestly on our past and the legacy of our operations in North America
•	Identify and manage current impacts on Indigenous lands, waters, communities and relationships in North America
•	Understand and support the priorities and goals of the Indigenous Peoples that Teck works with in North America
•	Share learnings openly with peers in the industry and beyond to contribute meaningfully to the important work of North American Truth and Reconciliation

The action plan was shaped through engagement with Indigenous governments, Indigenous leaders, Elders, thought leaders, community members and employees from across the North American areas where Teck operates. Teck is grateful for the time, care and intention shared with us in developing this North America Truth and Reconciliation Action Plan.

For the full report, please click here.

Quotes

Jonathan Price, President and CEO, Teck

“As we work to provide critical minerals needed for global development and the energy transition, strong relationships with Indigenous Peoples are central to how we operate. At Teck, we know we have a responsibility to develop meaningful partnerships with Indigenous communities on and near the territories where we operate and improve historic systems shaped by colonization. These are places where our mining activities can have real impacts on Indigenous rights and livelihoods. Our North America Truth and Reconciliation Action Plan sets out the actions we are taking to remove barriers, foster Indigenous inclusion, advance community priorities and work with our Indigenous partners to better integrate their priorities, knowledge and experiences into the way we work. It reflects our commitment to strengthening our business practices — by listening, learning and taking the time and care needed to build enduring relationships with Indigenous Peoples.”

Chastity Davis Alphonse, Principal and Lead Consultant, Chastity Davis Consulting and Lead Consultant, North America Truth and Reconciliation Action Plan, Teck
“Reconciliation is not a destination, nor is it a checklist. It is an ongoing responsibility rooted in truth, relationship, accountability and action. It asks organizations to move beyond intention and into a different way of being, one grounded in humility, listening, reciprocity and the recognition that Indigenous Peoples have governed, stewarded and cared for these lands since time immemorial. As Teck moves from intention to implementation, my hope is that this work continues to be guided by relationships, Indigenous voices and knowledge systems and a shared responsibility to create change for future generations.”

Christine Walkem, Chief of Cook’s Ferry Indian Band and Chair of Citxw Nlaka’pamux Assembly

“As nłeʔképmx, our responsibility to our people, our land, and future generations guides what we expect from reconciliation. Teck’s action plan is a step in the right direction, with the work of meeting our communities’ expectations still ahead. Its value will be demonstrated through decisions that respect our rights, give our people a meaningful role in shaping what happens in our territory, and honour the commitments made to us. Our responsibility is to hold that work to account. Our children and grandchildren deserve to inherit the lasting change these commitments must deliver.”

Indian Residential School Survivors Society

“From our perspective, an important lesson for organizations is that Reconciliation must be grounded in relationships, guided by responsibility, reciprocity, trust and respect. Reconciliation is not static or symbolic. Accountability and follow-through are demonstrated when commitments made through a Reconciliation Action Plan are embedded into organizational practices and revisited regularly. As Teck moves from intention to action, we remind you that trust is built through consistent and respectful action over time. Showing up, listening and maintaining long-term relationships and commitments are what transforms intention into lasting change.”

John Lambert, Artist, North America Truth and Reconciliation Action Plan, Teck

“Teck has proven to be a partner willing to thoughtfully consider how the sacred parts of the natural world and our people can be respected within economic and corporate development, and I'm exceptionally proud of the work we've done through the NA RAP. I encourage the organization to remember that the strength of this journey will be found in consistency, humility, and a willingness to listen, learn, and walk alongside Indigenous communities.”

Forward-Looking Statements
This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by statements that certain actions, events or results “may”, “could”, “should”, “believe”, “would”, “expect”, “continue”, “might” or “will” be taken, occur or achieved. Forward-looking statements include statements relating to Teck’s commitments set out in the North America Truth and Reconciliation Action Plan, including to identify and manage current impacts on Indigenous lands, waters, communities and relationships, and our ability to embed truth and reconciliation into governance, operations and reporting, and any statements that are not historical facts.

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Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, our ability to implement the reconciliation plan as expected, our ability to respond to Indigenous priorities, our ability to maintain and strengthen our relationships with Indigenous Peoples, our ability identify and manage current impacts on Indigenous lands, waters, communities and relationships, our ability to embed truth and reconciliation into governance, operations and reporting, and other considerations that are believed to be appropriate in the circumstances. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary include, but are not limited to, risks relating to ability to implement the reconciliation plan as expected, our ability to respond to Indigenous priorities, our ability to maintain and strengthen our relationships with Indigenous Peoples, our ability identify and manage current impacts on Indigenous lands, waters, communities and relationships, our ability to embed truth and reconciliation into governance, operations and reporting, our ability to operate safely, support local communities and create long-term value, our ability to obtain and maintain permits, changes in the regulatory framework and the presence of laws and regulations that may impose restrictions on mining, the timing and ability of Teck to obtain and maintain required approvals and permits, community, non-governmental and governmental actions, stakeholder and Indigenous peoples’ actions, risks related to mining construction and operation activities, the ability to continue current operations, metal and commodity prices, the global economic climate, and changes or deterioration in general economic conditions. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document, except as may be required under applicable securities laws.

About Teck
Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Edwin Shadeo
Acting Vice President, Investor Relations and Treasurer
604.699.4531
edwin.shadeo@teck.com

Media Contact:

Dale Steeves

Director, External Communications

236.987.7405

dale.steeves@teck.com

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